Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:   Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

March 6, 2007

Sierra Wireless Announces Acquisition of AirLink Communications, Inc.

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) announced today a definitive agreement to acquire AirLink Communications, Inc. (“AirLink”), a privately-held developer and supplier of high value fixed, portable and mobile wireless data solutions for industrial and public safety applications.

AirLink, founded in 1993, is located in Hayward, California and currently has 50 full time employees.  The company has achieved solid growth with revenues of $24.8 million in 2006, compared to $19.8 million in 2005.  AirLink had earnings from operations of $3.9 million in 2006 and gross margin of 44%.  The company’s unaudited results are reported in US dollars and in accordance with United States generally accepted accounting principles.

“The acquisition of AirLink Communications is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions”, said Jason Cohenour, President and Chief Executive Officer of Sierra Wireless. “We believe that combining AirLink’s leading modem and software products business with our rugged MP product line creates a focused, well-positioned leader in the mobile and machine to machine (M2M) segments of our market.  Furthermore, we believe that the business from these market segments has solid growth prospects and an attractive gross margin and operating margin profile.  We view AirLink as an important strategic addition to our overall business.”

“By joining forces with Sierra Wireless, AirLink gains access to global distribution channels, leading edge wireless technology, large scale manufacturing and supply chain capabilities and working capital to drive future growth.  We bring a multi-tiered suite of wireless connectivity devices powered by robust embedded software, a broad set of software tools and utilities for device management and strong working relationships with North American network operators, integrators and application providers”, said Andrew Berman, Chief Executive Officer of AirLink Communications.  “We are enthusiastic about becoming the driving force behind Sierra Wireless’s Mobile and M2M business.”

Combination Rationale

The combination joins AirLink, a leading provider of fixed, portable and mobile wireless connectivity devices, embedded software and remote device management software, with Sierra Wireless, a leading provider of wide area wireless solutions for mobile computing.  The combined entity is expected to be a leader in mobile computing as well as rugged, intelligent mobile and M2M connectivity solutions.  The combination is expected to deliver significant benefits to both entities, including:

Sierra Wireless	AirLink Communications
Expands high gross margin product line and business	Early access to leading edge wireless technologies for wireless connectivity products
Establishes company as a clear leader in the rugged mobile and M2M connectivity segments	Stronger working capital position to drive growth
Strengthens field sales and support capability	Access to global channels of distribution
Strengthens embedded and host software offerings and capability	Access to world class manufacturing and supply chain capabilities
Adds market, channel and customer diversification	Investor liquidity

Combination Detail

Under the terms of the definitive agreement, Sierra Wireless will pay cash consideration of $10.0 million, subject to customary closing adjustments, and will issue approximately 1.3 million shares to the shareholders of AirLink.  The value to be received by the AirLink shareholders will equal the cash consideration of $10.0 million, subject to customary closing adjustments, plus 1.3 million shares multiplied by the closing price of Sierra Wireless shares on the day of closing.  As a result of the combination, AirLink shareholders will hold approximately 4.8% of the combined entity, based on the issued and outstanding shares.

Completion of the combination is expected by the end of June 2007 and is conditional upon, among other things, regulatory and AirLink shareholder approval. AirLink shareholders representing approximately 58% of outstanding shares have signed voting agreements in favor of the transaction.

Following closing, the business will be fully integrated under a single management team, comprised of both Sierra Wireless and AirLink personnel.  The business will continue under the Sierra Wireless name, will be headquartered in Richmond, British Columbia and will be led by Jason Cohenour, President and Chief Executive Officer.  Andrew Berman, AirLink’s CEO, will become the Senior Vice-President and General Manager of the Sierra Wireless “Mobile and M2M” business segment.

CIBC World Markets Inc. is serving as financial advisor to Sierra Wireless.  Blake Cassels & Graydon LLP and Winston & Strawn LLP are serving as Sierra Wireless’ Canadian and U.S. counsel, respectively.  Houlihan Lokey Howard and Zukin Capital, Inc. are serving as financial advisors to AirLink, along with North Point Advisors, which has provided a fairness opinion.  DLA Piper US LLP is serving as U.S. counsel to AirLink.

Financial Guidance

Going forward, we expect the combination to increase our revenue, as well as bolster gross margin and earnings.  We expect modest restructuring costs to be incurred during Q2 2007 and integration costs to be incurred by the combined entity during the remainder of 2007 and in Q1 of 2008.  The combination is expected to be accretive to earnings by the end of the year, excluding integration costs.

We plan to provide quantitative guidance, including restructuring and integration costs for the second quarter of 2007 when we report Q1 2007 results on April 26, 2007.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) develops and markets wide area wireless solutions for mobile computing. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless modems, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. Sierra Wireless is headquartered in Richmond, British Columbia, Canada, with additional offices in Carlsbad, California, London, and Hong Kong. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About AirLink Communications

AirLink Communications, Inc., founded in 1993, delivers award winning wireless data solutions that enable pervasive connectivity to fixed, portable and mobile assets. Its continued industry leadership is based on a proven ability to make wireless data solutions work. Powered by the robust embedded intelligence of ALEOS™ technology, AirLink’s multi-tiered product suite is versatile, reliable and broadly certified on major wireless networks throughout North America, making AirLink solutions ideal for a vast range of applications. These devices, together with AirLink’s comprehensive set of best-in-class tools and utilities, and strong working relationships with network operators, integrators and application providers, simplify the deployment and management of complex wireless solutions. For more information, please visit www.airlink.com.

Conference Call, Webcast and Instant Replay

We will host a conference call on Tuesday, March 6, 2007 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-731-6941   Passcode:  Not required

or

1-416-644-3417   Passcode:  Not required

Webcast:

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL enter

http://w.on24.com/r.htm?e=39850&s=1&k=27ADDE36DE62369420C0F2D15E40001D

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21221694#

•                  Webcast (available for 90 days)

http://w.on24.com/r.htm?e=39850&s=1&k=27ADDE36DE62369420C0F2D15E40001D

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT